Exhibit 99.1

Sierra Metals Reports Strong Q3-2017 Financial Results at its Sociedad Minera Corona Subsidiary in Peru

•	Increased production of higher value ore, improved recoveries and improved metal pricing has positively impacted financial results
•	Q3 production second highest in the Yauricocha mine 69 year history

TORONTO, Nov. 1, 2017 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and Management Discussion and Analysis ("MD&A") for the third quarter of 2017 ("Q3 2017").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars, unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended September 30, 2017

•	Revenues of US$39.6 million vs US$29.5 million in Q3 2016
•	Adjusted EBITDA of US$ 18.8 million vs US$13.9 million in Q3 2016
•	Total tonnes processed of 268,178 vs 237,429 in Q3 2016
•	Net production revenue per tonne of ore milled increased by 23% to US$147.65
•	Cash cost per silver equivalent payable ounce higher by 36% to US$9.24
•	All in sustaining cost ("AISC") per silver equivalent payable ounce higher by 19% to US$14.60
•	Silver equivalent production of 2.1 million ounces vs 2.1 million ounces in Q3 2016
•	Copper equivalent production of 18.2 million pounds vs 17.7 million pounds in Q3 2016
•	$24.5 million of cash and cash equivalents as at September 30, 2017
•	$31.0 million of working capital as at September 30, 2017

Sierra Metals continues to see a positive impact from the operational improvements program at Yauricocha and has successfully focused on increasing the production of higher value ore, improving recoveries, while benefiting from an improved metals price environment resulting in significant increases to revenue and adjusted EBITDA. The Company's continued emphasis at Yauricocha will be to focus on the production of higher value ore, cost reductions where possible, and optimization to improve the Company's production, operating margins and cash flow generation.

"I am very pleased with the continued operational and exploration successes at the Yauricocha Mine" stated Igor Gonzales, President, and CEO of Sierra Metals.  "With our quarterly increase in revenues, adjusted EBITDA and cashflow over Q3-2016, we continue to reap the benefits of the operational improvements program at Yauricocha. The 19% increase in the AISC per silver equivalent ounce relative to Q3-2016 is a result of Capex and Opex, including drilling, plant and equipment and infrastructure improvements. These are investments in the Mine and should continue to provide a promising future for Yauricocha. While the AISC per silver equivalent ounce has increased, the benefit of this spending can be seen with a 134% increase to our mineral reserve estimates, a doubling of mine life at current throughput levels at Yauricocha in addition to an increase of net production revenue per tonne of ore milled by 23% to US$147.65."

He continued "With an ongoing focus on processing higher value ore, the company has seen a 3% increase in silver equivalent production compared to Q3 2016 which in turn, positively impacted operating margins and cash flow at the Mine. Corona continues to have a solid balance sheet and strong liquidity. Management remains optimistic about continued operational efficiencies and future operational and resource growth at Yauricocha."

The following table displays selected unaudited financial information for the three and nine months ended September 30, 2017:

(In thousands of US dollars, except cash cost and revenue per tonne metrics)	Three Months Ended			Nine Months Ended
	September 30, 2017	September 30, 2016	Var %	September 30, 2017	September 30, 2016	Var %
Revenue	$39,566	29,532	34%	115,926	65,441	77%
Adjusted EBITDA (1)	18,824	13,904	35%	58,245	20,086	190%
Cash Flow from operations	18,844	13,774	37%	58,247	20,110	190%
Gross profit	18,053	14,335	26%	55,471	22,008	152%
Income Tax (Expense) Recovery	(5,223)	(3,924)	33%	(14,965)	(4,248)	252%
Net Income (loss)	9,354	7,337	27%	30,997	9,225	236%

Net production revenue per tonne of ore milled (2)	147.65	119.70	23%	152.63	99.10	54%
Cash cost per tonne of ore milled (2)	62.33	56.17	11%	61.55	55.65	11%

Cash cost per silver equivalent payable ounce (2)	9.24	6.80	36%	8.36	8.23	1%
All-In Sustaining Cost per silver equivalent payable ounce (2)	14.60	12.24	19%	12.88	13.80	-7%
Cash cost per copper equivalent payable pound (2)	1.08	0.79	37%	0.98	0.96	2%
All-In Sustaining Cost per copper equivalent payable pound (2)	$1.71	1.43	20%	1.51	1.61	-5%

(In thousands of US dollars, unless otherwise stated)	September 30, 2017	December 31, 2016

Cash and cash equivalents	$24,486	36,877
Assets	139,137	128,769
Liabilities	51,191	62,254
Equity	87,945	66,515

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
2 All-In Sustaining Cost per silver equivalent ounce sold and copper equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation and other non-cash provisions; Cash cost per silver equivalent ounce sold and copper equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three and Nine Months Ended September 30, 2017

•	Revenues of $39.6 million for Q3 2017 compared to $29.5 million in Q3 2016 and revenues of $115.9 million for the nine months ended September 30, 2017 compared to $65.4 million for the same period in 2016. The increase in revenues was due to a 15% increase in tonnes processed, higher head grades for copper and zinc, higher recoveries for all metals, except gold, and the increase in the prices of copper (26%), lead (26%), and zinc (42%).
•	Cash cost per silver equivalent ounce sold at the Yauricocha Mine of $9.24 for Q3 2017 compared to $6.80 for Q3 2016 and $8.36 for the nine months ended September 30, 2017 compared to $8.23 for the same period in 2016. All-in sustaining cost ("AISC") per silver equivalent ounce sold of $14.60 for Q3 2017 compared to $12.24 for Q3 2016 and $12.88 for the nine months ended September 30, 2017 compared to $13.80 for the same period in 2016. The decrease in AISC during 9M 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the mine. Also, lower treatment and refining costs incurred during Q3 and 9M 2017 resulting from improved terms within re-negotiated sales contracts with our off-takers.
•	The 19% increase in the AISC per silver equivalent ounce relative to Q3-2016 is a result of increased Capex, including a substantial amount of infill drilling, infrastructure improvements including ramp and shaft development, ventilation improvements, equipment, as well as plant improvements that were completed. The increase was also a result of Opex including infill drilling and drift development that will be utilized within one year. Pricing used to calculate the AISC on an equivalent silver basis are the Company's 2017 budgeted metal prices including: $19.50/oz. Ag, $2.28/lb. Cu, $0.85/lb. Pb, $1.05/lb. Zn, $1,369/oz. Au.
•	Adjusted EBITDA of $18.8 million for Q3 2017 compared to $13.9 million for Q3 2016 and $58.2 million for the nine months ended September 30, 2017 compared to $20.1 million for the same period in 2016. The increase in adjusted EBITDA for Q3 and 9M 2017 was due to the increase in plant throughput, metal production and revenues, discussed above.
•	Operating cash flows before movements in working capital of $18.8 million for Q3 2017 compared to US$13.8 million for Q3 2016 and $58.2 million for the nine months ended September 30, 2017 compared to $20.1 million for the same period in 2016. The increase in operating cash flows before movements in working capital for Q3 and 9M 2017 compared to the same period in 2016 was primarily due to the increase in revenues, discussed previously.
•	Cash and cash equivalents of $24.5 million as at September 30, 2017 compared to $36.9 million as at December 31, 2016. Cash and cash equivalents decreased by $12.4 million which was driven by operating cash flows of $42.8 million, offset by capital expenditures of $13.5 million, debt and interest payments of $20.1 million, intercompany loans of $12.0 million, and dividends paid of $9.6 million.
•	Net income of $9.4 million, or $0.26 per share for Q3 2017 compared to net income of $7.3 million, or $0.20 per share for Q3 2016. Net income of $31.0 million, or $0.86 per share, for the nine months ended September 30, 2017 compared to $9.2 million, or $0.26 per share, for the same period in 2016.

Corona's Operational Highlights for the Three and Nine Months Ended September 30, 2017:

The following table displays the production results for the three and nine months ended September 30, 2017:

Yauricocha Production	3 Months Ended			9 Months Ended
	Q3 2017	Q3 2016	% Var.	Q3 2017	Q3 2016	% Var.
Tonnes processed (mt)	268,178	237,429	13%	757,270	660,519	15%
Daily throughput	3,065	2,713	13%	2,890	2,516	15%
Silver grade (g/t)	58.94	106.80	-45%	71.76	96.73	-26%
Copper grade	0.79%	0.51%	55%	0.76%	0.55%	40%
Lead grade	1.26%	2.69%	-53%	1.60%	2.64%	-39%
Zinc grade	3.73%	3.06%	22%	3.73%	3.02%	24%
Gold Grade (g/t)	0.56	0.70	-21%	0.53	0.66	-19%

Silver recovery	73.99%	66.81%	11%	75.72%	62.84%	20%
Copper recovery	68.07%	65.33%	4%	63.84%	57.43%	11%
Lead recovery	81.82%	75.75%	8%	84.22%	70.51%	19%
Zinc recovery	89.40%	87.73%	2%	89.45%	86.61%	3%
Gold Recovery	17.27%	27.25%	-37%	16.68%	26.85%	-38%
Silver ounces (000's)	376	545	-31%	1,323	1,291	2%
Copper pounds (000's)	3,178	1,740	83%	8,152	4,561	79%
Lead pounds (000's)	6,112	10,652	-43%	22,503	27,145	-17%
Zinc pounds (000's)	19,717	14,040	40%	55,758	38,030	47%
Gold ounces	827	1,458	-43%	2,171	3,756	-42%
Silver equivalent ounces (000's)(1)	2,134	2,071	3%	6,412	5,319	21%
Copper equivalent pounds (000's)(1)	18,248	17,710	3%	54,838	45,491	21%
(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Qualified Persons

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE MKT Exchange under the symbol "SMTS".

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.
Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 17:00e 01-NOV-17